                     U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       CASPIAN ENERGY INTERNATIONAL, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                   Nevada                                      84-1412888
      --------------------------------                    -------------------
      (State or Other Jurisdiction of                      (I.R.S. Employer
       Incorporation or Organization)                     Identification No.)



5430 LBJ Freeway, Suite 1600,  Dallas, Texas                     75240
--------------------------------------------                   ----------
  (Address of Principal Executive Offices)                     (Zip Code)



                                 (972) 490-0200
                           ---------------------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to 12(b) of the Act:  None

Securities to be registered pursuant to 12(g) of the Act:  Common Stock $0.01 Par Value
                                                           ----------------------------
                                                                 (Title of Class)

                                TABLE OF CONTENTS

                                                                                                          Page
PART I

Item 1.  Description of Business.......................................................................     3

Item 2.  Management's Discussion and Analysis of Financial Condition
and Results of Operations..............................................................................     6

Item 3.  Description of Property.......................................................................     8

Item 4.  Security Ownership of Certain Beneficial Owners and Management................................     8

Item 5.  Directors, Executive Officers, Promoters and Control Persons..................................     9

Item 6.  Executive Compensation........................................................................     10

Item 7.  Certain Relationships and Related Transactions................................................     11

Item 8.  Description of Securities.....................................................................     11

PART II

Item 1.  Market Price of and Dividends of the Registrant's Common Equity
and Other Shareholder Matters..........................................................................     17

Item 2.  Legal Proceedings.............................................................................     17

Item 3.  Changes in and Disagreements with Accountants.................................................     18

Item 4.  Recent Sales of Unregistered Securities.......................................................     18

Item 5.  Indemnification of Directors and Officers.....................................................     18

                                    PART F/S

Item 1.  Index to Exhibits.............................................................................     18

                                    PART III

Item 1.  Description of Exhibits.......................................................................

Explanatory Note:

         Unless otherwise indicated or the context otherwise requires, all references herein to the Company are to Caspian Energy International, a Nevada corporation.

                                     PART I

Item 1.  Description of Business

General

         Caspian Energy International, Inc. was formed in 1992 in the State of Utah under the name Revenue Mines, Inc. for the purpose of exploring and developing mineral properties. In 1997 the Company changed its domicile to Nevada and became listed for trading its common stock on the Over-the-Counter Bulletin Board. In late 1997, it changed its name to Caspian Energy International, Inc., changed its business focus to international oil and gas exploration and production and began efforts toward obtaining an oil concession in the Republic of Kazakstan. None of the Company's efforts to date have resulted in any meaningful business or revenues. In early 2000, the Company was delisted from the OTCBB as part of its program to exclude companies that are not reporting companies under the Securities Exchange Act of 1934. With the filing of this Registration Statement, the Company intends to become a reporting company relisted on the OTCBB, and resume its efforts to find alternative opportunities to acquire and operate oil and gas properties and projects.

Potential Oil and Gas Projects

         The Company will seek to find opportunities to acquire oil and gas properties for exploration and production. The Company owns no such properties at present, and, given its limited financial resources, the opportunities will need to be accompanied by seller financing or of such a quality that the Company will be able to obtain third party financing for any purchase price not financed by the seller. The Company will also seek to use its equity securities as part of the consideration for acquisition.

         The initial acquisitions sought by the Company will include domestic onshore, offshore and international areas of interest. Criteria used by the Company in accepting an acquisition opportunity will include the following:

 .    Developmental drilling in proved producing areas.

 .    Significant additional production capacity through developmental drilling, recompletions and workovers

 .    Access to contiguous properties with developmental potential

 .    The ability to assume operatorship or appointment of a known operator with relevant experience in the area

 .    Spreading of financial risk across a number of drilling prospects

 .    Adequate and attractive financing

 .    Emphasis on low risk among initial properties

         The Company's future business, including expansion of its present operations, may require additional equity and/or debt financing, which may not be available in a timely manner, on commercially reasonable terms, or at all. See Part 1, Item 2 "Management's Discussion and Analysis or Plan or Operation."

         See Part 1. Item 3, "Description of Property," for information about the Company's facilities.

Markets for Oil and Gas.

         The availability of a ready market and the prices obtained for the Company's oil and gas will depend on many factors beyond the Company's control, including the extent of domestic production and imports of oil and gas, the proximity and capacity of natural gas pipelines and other transportation facilities, fluctuating demands for oil and gas, the marketing of competitive fuels, and the effects of governmental regulation of oil and gas production and sales.

         A ready market exists for domestic oil and gas through existing pipelines and transportation of liquid products. International markets will depend upon the existence of delivery systems, political factors and pricing factors.

Regulation of Exploration and Production.

         The Company's oil and gas exploration, production and related operations will be subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or interpreted differently by regulatory agencies, the Company will be unable to accurately predict the future cost or impact of complying with such laws.

         The Company's oil and gas exploration and production operations are affected by state and federal regulation of oil and gas production, federal regulation of gas sold in interstate and intrastate commerce, state and federal regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit and the amount of oil and gas available for sale, state and federal regulations governing the availability of adequate pipeline and other transportation and processing facilities, and state and federal regulation governing the marketing of competitive fuels. For example, a productive gas well may be "shut-in" because of an over-supply of gas or lack of an available gas pipeline in the areas in which the Company may conduct operations. State and federal regulations generally are intended to prevent waste of oil and gas, protect rights to produce oil and gas between owners in a common reservoir, control the amount of oil and gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies.

         Many state authorities require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have ordinances, statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the regulation of spacing, plugging and abandonment of such wells, and limitations establishing maximum rates of production from oil and gas wells.

Environmental Regulation.

         The recent trend in environmental legislation and regulation has been generally toward stricter standards, and this trend will likely continue. The Company does not presently anticipate that it will be required to expend amounts relating to its oil and gas production operations that are material in relation to its total capital expenditure program by reason of environmental laws and regulations, but because such laws and regulations are subject to interpretation by enforcement agencies and are frequently changed by legislative bodies, the Company is unable to accurately predict the ultimate cost of such compliance for the future.

         The Company will be subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and areas containing threatened and endangered plant and wildlife species, and impose substantial liabilities for unauthorized pollution resulting from the Company's operations.

         The Company will provide a high standard of environmental awareness and seek to comply fully with all environmental laws and regulations.

Competition.

         Many companies and individuals are engaged in the oil and gas business. The Company will be faced with strong competition from major oil and gas companies and other independent operators attempting to acquire prospective oil and gas leases, producing oil and gas properties and other mineral interests. Some competitors are very large, well-established companies with substantial capabilities and long earnings records. The Company will be at a disadvantage in acquiring oil and gas prospects since it must compete with individuals and companies which have greater financial resources and larger technical staffs than Company.

Employees

         At January 1, 2002, the Company had no employees. Its sole manager performs services for the Company as needed from time to time on a consulting basis.

Item 2.  Management's Discussion and Analysis or Plan of Operation


                         SELECTED FINANCIAL INFORMATION

                                                    Year Ended                       Nine Months Ended
                                             12/31/99        12/31/00         9/30/00                  9/30/01
                                                                                         (unaudited)
Statement of Operations Data

         Net sales                          $       0        $       0        $      0                 $      0
         Gross profit                               0                0               0                        0
         Operating income (loss)             (680,220)        (116,176)        (69,004)                 (68,356)
         Net earnings (loss) after tax       (680,220)        (116,176)        (69,004)                 (68,356)
         Net earnings (loss) per share           (.06)            (.01)            *                        *

         * less than 0.01

                                               December 31, 2000          September 30, 2001
                                                                              (unaudited)
Balance Sheet Data

         Total assets                              $   4,899                  $   5,142
         Working capital deficit                    (300,032)                  (307,883)
         Total liabilities                           300,032                    308,126
         Stockholders equity (deficit)              (295,133)                  (302,984)

Revenues

         The Company is a development stage company that began operations in September 1992 seeking to acquire one or more businesses. The Company has generated no revenues since its inception and has accumulated a deficit from operations through September 30, 2001 of $1,737,417. The Company's only source of funds has been from the sales of its securities in the amount of $900,000 (net of $100,000 commissions) through September 30, 2001 and contributions from shareholders of $534,433.

Expenses

         Since inception, the Company's expenses have consisted of general and administrative expenses incurred in connection with negotiations to acquire a license for development and production of an oil concession in the Republic of Kazakstan; efforts to seek acquisition candidates and fund the costs of being a publicly traded company.

Liquidity

         The Company has depended entirely upon funds received from sales of its equity securities and capital contributions from stockholders as its source of liquidity. This situation is expected to continue until a viable business opportunity can be obtained for the Company.

Delisting of Common Stock

         During early 2000, the Company's Common Stock was delisted from the NASD over-the-counter bulletin board ("OTCBB") because it had not completed its registration as a reporting company under the Securities Exchange Act of 1934. The Common Stock is now traded in the Pink Sheets under the symbol "CAPP". Upon effectiveness and clearance of this Form 10SB, the Company will reapply for trading privileges on the OTCBB.

Forward Looking Statements

         Certain statements in this report, including statements of the Company's and management's expectation, intentions, plans and beliefs, including those contained in or implied by "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to Consolidated Financial Statements, are "forward-looking statements," within the meaning of
Section 21E of the Securities Exchange Act of 1934, that are subject to certain events, risk and uncertainties that may be outside the Company's control. These forward-looking statements including statements of management's plans and objectives for the Company's future operations and statements of future economic performance, information regarding drilling schedules, expected or planned production or transpiration capacity, future production levels of fields, marketing of crude oil and natural gas, the Company's capital budget and future capital requirements, credit facilities, the Company's meetings its future capital needs, the Company's realization of its deferred tax assets, the level of future expenditures for environmental costs and the outcome of regulatory and litigation matters, and the assumptions described in this report underlying such forward-looking statements. Actual results and developments could differ materially from those expressed in or implied by such statements due to a number of factors, including, without limitation, those described in the context of such forward-looking statements, fluctuations in the price of crude oil and natural gas, the success rate of exploration efforts, timeliness of development activities, risk incident to the drilling and completion for oil and gas wells, future production and development costs, the strength and financial resources of the Company's competitors, the Company's ability to find and retain skilled personnel, climatic conditions, the results of financing efforts, the political and economic climate in which the Company conducts operations and the risk factors described from time to time in the Company's other documents and reports filed with the SEC.

Item 3.  Description of Property

     The Company shares approximately 250 square feet of leased space with another company and also has access to certain common areas in a suburban office building in Dallas, Texas. The Company pays $572 per month in rent and overhead. Such space is deemed to be adequate for the immediate future.

     The Company has no oil and gas properties owned or under lease as of the date of this report.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information as of November 21, 2001 with respect to persons known to the Company to be the beneficial owners of more than 5% of its voting securities and with respect to the beneficial ownership of such securities by each director of the Company and by all directors and executive officers of the Company as a group.

                                            Amount and Nature
Name and Address of                         of Beneficial           Percent of
Beneficial Owner                            Ownership (2)          Common Stock

Hakki Tamer Muftuzade                          750,000                 6.8%
Canan Sokak Ara, Apt, 215
Ulus Istanbul, Turkey

Fosoun Nadir Nevzat                            800,000                 7.3%
Bacheliever Mahallesi Talimh Bldg 3
Cengelkoy 81220, Istanbul, Turkey

Edward W. Blessing                             850,000 (1)             7.2%
5430 LBJ Freeway, Suite 1600
Dallas, Texas 75240

----------

(1) Consists of 100,000 shares and 750,000 options at an exercise price of $0.05 per share

(2) An additional 8,587,513 shares (88%) are held by Cede & Co. as the holder of record for an unknown number of beneficial holders.

         The Company is not aware of any arrangement which might result in a change in control in the future.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The following table sets forth certain information about the directors, executive officers, and significant employees of the Company.

Name                       Age                     Position with Company
Edward W. Blessing         65               President, Treasurer and Sole Director

Ronald L. Brown            55               Secretary

     Mr. Edward W. Blessing is the President, Chief Executive Officer and Director of Caspian. Mr. Blessing received an MBA Degree from Harvard University in 1965 and a Bachelor of Arts Degree from San Diego State University in 1960. Mr. Blessing has over 25 years experience in the oil and gas industry. Prior to joining Caspian in December 1997, Mr. Blessing has been the Managing Partner since 1989 of The Blessing Group (which in December 2000 became The Blessing Petroleum Group, LLC), which arranges financing for both international and domestic oil and gas exploration and development. Mr. Blessing currently serves on the Board of the Wildcatter's Fund, the political action committee for the domestic oil and gas industry sponsored by the Independent Petroleum Association of America (the "IPAA"), has served as a Regional Governor of the IPAA, and as a Director of the Dallas Petroleum Club, and as a member of the Dallas Wildcat Committee. Mr. Blessing, after receiving his MBA from Harvard University, served as a consultant with the management consulting firm of McKinsey & Company, Inc. Subsequent to his serving with McKinsey & Company, Inc., Mr. Blessing has served in various executive capacities in the natural resource industry. He is also a director and executive officer of Puma Energy, Inc.

     Mr. Ronald L. Brown has been Secretary since 2000. Mr. Brown is a principal of the Dallas law firm of Glast, Phillips & Murray, P.C., which serves as general counsel to the Company. He has been in the private practice of law since 1975. In 1983-85, he was an adjunct professor of law at Southern Methodist University.

     Directors serve for a term of one year or until their successors are elected and qualified. Directors do not receive cash compensation for serving as such.

     Executive officers are appointed by and serve at the will of the Board of Directors. There are no family relationships between or among any of the directors or executive officers of the Company.

     By virtue of his activities in the Company, as well as his beneficial ownership of its voting securities, Edward W. Blessing may be deemed to be the "promoter" of the Company.

Item 6.  Executive Compensation

     The following summary compensation table sets forth certain information regarding compensation paid during each of the two fiscal years ended December 31, 1999 and 2000 to the person serving as the Company's Chief Executive Officer. No annual compensation in excess of $100,000 was awarded to, earned by or paid to any director or executive officer of the Company for services rendered in any capacity in any of the fiscal years indicated.

Name and Principal                      Fiscal
    Position                             Year          Total Remuneration(1)
Edward W. Blessing                       2000          $48,000
                                         1999           96,000

----------

(1) of such amounts, $28,000 in 2000 and $24,000 in 1999 have been accrued but not yet paid.

     There is no employment agreement with any executive officer. There are no salary, bonus or incentive plans covering cash or securities except the Company's 2001 Stock Option Plan.

                               OPTION GRANTS TABLE
                       (Option Grants in Last Fiscal Year)

                                                         Percent of
                       Number of Securities            Total Options          Exercise of
                             Underlying            Granted to Employees       Base Price        Expiration
Name                      Options Granted             in Fiscal Year          Per Share            Date
---------              --------------------        --------------------       -----------       ----------
Edward W. Blessing            750,000                      49.5%                  0.05           5-15-06


                   Aggregated Option Exercises in Last Fiscal
                          Year and FY-End Option Values

                                                              Number of Securities             Value of Unexercised
                                                             Underlying Unexercised                 In-the-Money
                        Shares            Value              Options at 2000 FY-End             Options at 12-31-01
Name                   Acquired          Realized       Exercisable        Unexercisable   Exercisable   Unexercisable
Edward W. Blessing         0                0             750,000                0           $ 11,250          0

                                Stock Option Plan

     The Board of Directors administers the Company's 2001 Stock Option Plan, as amended (the "2001 Plan"), which provides for grants of incentive and non-qualified stock options to the Company's executive officers, as well as its directors and other key employees, and consultants. Under the Plan, options are granted to provide incentives to participants to promote long-term performance of the Company and specifically, to retain and motivate senior management in achieving a sustained increase in stockholder value. Currently, the Plan does not have a pre-set formula or criteria for determining the number of options that may be granted. The exercise price for an option granted under the Plan is determined by the Board of Directors, in an amount not less than 100 percent of the fair market value of the Company's Common Stock on the date of grant. The Board of Directors reviews and evaluates the overall compensation package of the executive officers and determines the awards based on the overall performance of the Company and the individual performance of the executive officers. The Company currently has reserved 1,700,000 shares of Common Stock for issuance under the 2001 Plan. As of the date of this Proxy Statement, options had been granted for 1,515,000 shares under the 2001 Plan.

Item 7.  Certain Relationships and Related Transactions

     The Company shares office space with Puma Energy, Inc., which is an affiliate due to common management by Edward W. Blessing and certain overlapping ownership. The Company pays $572 per month as its share of the rent and office overhead and pays the salary allocable to Mr. Blessing under the terms of a Management Agreement among the Company, Puma Energy, Inc. and The Blessing Petroleum Group, LLC.

     Certain of the shareholders contributed capital for implementation of the companies' business plans during 1997 through 2001. All such contributions were made through the bank account of the Company due to questions at the time whether the Puma accounts were subject to levy for payment of back taxes (all of which subsequently have been paid). Management of the companies have subsequently agreed upon the allocation of funds as between the two companies, and they now maintain separate accounts.

Item 8.  Description of Securities

     The authorized capital stock of the Company consists of 101,000,000 shares of capital stock, composed of 100,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), and 1,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock").

Common Stock

     Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share of Common Stock for the election of directors and on each other matter submitted to a vote of the stockholders of the Company. The holders of Common Stock have exclusive voting power on all matters at any time no Preferred Stock with superior voting rights is issued and outstanding.

     Liquidation Rights. Upon liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in distributions of any assets after payment in full or provision for all amounts due creditors and provision for any liquidation preference of any other class or series of stock of the Company then outstanding.

     Dividends. Dividends may be declared by the Board of Directors and paid from time to time to the holders of Common Stock, on such record dates as may be determined by the Board of Directors, out of the net profits or surplus of the Company.

     Transfer Agent. The Transfer Agent and Registration for the Common Stock is Interwest Stock Transfer, Inc., Salt Lake City, Utah, 84117.


Preferred Stock

     The Board of Directors of the Company has the authority to divide the Authorized Preferred Stock into series, the shares of each series to have such relative rights and preferences as shall be fixed and determined by the Board of Directors. The provisions of a particular series of Authorized Preferred Stock, as designated by the Board of Directors, may include restrictions on the payment of dividends on Common Stock. Such provisions may also include restrictions on the ability of the Company to purchase shares of Common Stock or to purchase or redeem shares of a particular series of Authorized Preferred Stock. Depending upon the voting rights granted to any series of Authorized Preferred Stock, issuance thereof could result in a reduction in the voting power of the holders of Common Stock. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of each series of the then outstanding Authorized Preferred Stock may be entitled to receive, prior to the distribution of any asset or funds to the holders of Common Stock, a liquidation preference established by the Board of Directors, together with all accumulated and unpaid dividends. Depending upon the consideration paid for Authorized Preferred Stock, the liquidation preference of Authorized Preferred Stock and other matters, the issuance of Authorized Preferred Stock could result in a reduction in the assets available for distribution to the holders of Common Stock in the event of the liquidation of the Company.

     As of November 21, 2001, there were 11,018,551 shares of common stock and no shares of Preferred Stock outstanding.

Certain Rights of Holders of Common Stock

     The Company is a Nevada corporation organized under Chapter 78 of the Nevada Revised Statutes ("NRS"). Accordingly, the rights of the holders of Common Stock are governed by Nevada law. Moreover, the rights of holders of Common Stock differ from the rights of such holders of equity in the corporation or other entity acquired by virtue of different provisions appearing in the Articles of Incorporation ("Articles") and bylaws of the Company. Although it is impracticable to set forth all of the material provisions of the NRS or the Company's Articles and bylaws, the following is a summary of certain significant provisions of the NRS and/or the Company's Articles and bylaws that affect the rights of securities holders.

Possible Anti-Takeover Provisions

     Special Meetings of Stockholders; Director Nominees. The Company's bylaws provide that special meetings of stockholders may be called by stockholders only if the holders of at least 66-2/3% of the Common Stock join in such action. The bylaws also provide that stockholders desiring to nominate a person for election to the Board of Directors must submit their nominations to the Company at least 60 days in advance of the date on which the last annual stockholders' meeting was held, and provide that the number of directors to be elected (within the minimum - maximum range of 3-9 set forth in the bylaws) shall be determined by the Board of Directors or by the holders of at least 66 2/3% of the Common Stock. While these provisions of the bylaws have been established to provide a more cost-efficient method of calling special meetings of stockholders and a more orderly and complete presentation and consideration of stockholder nominations, they could have the effect of discouraging certain stockholder actions or opposition to candidates selected by the Board of Directors and provide incumbent management a greater opportunity to oppose stockholder nominees or hostile actions by stockholders. The affirmative vote of holders of at least 66-2/3% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal any of these provisions.

     Control Share Statute. Sections 78.378 - 78.3793 of the NRS constitute Nevada's control share statute, which set forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada (directly or through an affiliated corporation) and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of Common Stock sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the Common Stock, or at least 33.3% but less than a majority of the Common Stock, or a majority or more of the Common Stock. Generally, any person acquiring a controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the Common Stock, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by the Company under certain circumstances. If full voting rights are granted, stockholders voting against such rights being granted may demand payment from the Company for the fair value of their shares. The Board of Directors may adopt a resolution amending the Bylaws within ten days following the acquisition of any controlling interest to provide that the foregoing provisions shall not be applicable to such acquisition. The Company does not believe the foregoing provisions of the NRS is presently applicable to it because it does not presently conduct business in Nevada. In addition, the Company has elected in its Articles of Incorporation not to be governed by those provisions.

     Business Combination Statute. Sections 78.411 - 78.444 of the NRS set forth restrictions and prohibitions relating to certain business combinations and prohibitions relating to certain business combinations with interested stockholders. These Sections generally prohibit any business combination involving the Company and a person that beneficially owns 10% or more of the Common Stock (an "Interested Stockholder") (i) within five years after the date (the "Acquisition Date") the Interested

Stockholder became an Interested Stockholder, unless, prior to the Acquisition Date, the Company's Board of Directors had approved the combination or the purchase of shares resulting in the Interested Stockholder becoming an Interested Stockholder; or (ii) unless five years have elapsed since the Acquisition Date and the combination has been approved by the holders of a majority of the Common Stock not owned by the Interested Stockholder and its affiliates and associates; or (iii) unless the holders of Common Stock will receive in such combination, cash and/or property having a fair market value equal to the higher of (a) the market value per share of Common Stock on the date of announcement of the combination or the Acquisition Date, whichever is higher, plus interest compounded annually through the date of consummation of the combination less the aggregate amount of any cash dividends and the market value of other dividends, or (b) the highest price per share paid by the Interested Stockholder for shares of Common Stock acquired at a time when he owned 5% or more of the outstanding shares of Common Stock and which acquisition occurred at any time within five years before the date of announcement of the combination or the Acquisition Date, whichever results in the higher price, plus interest compounded annually from the earliest date on which such highest price per share was paid less the aggregate amount of any cash dividends and the market value of other dividends. For purposes of these provisions, a "business combination" is generally defined to include (i) any merger or consolidation of the Company or a subsidiary with or into an Interested Stockholder or an affiliate or associate; (ii) the sale, lease or other disposition by the Company to an Interested Stockholder or an affiliate or associate of assets of the Company representing 5% or more of the value of its assets on a consolidated basis or 10% or more of its earning power or net income; (iii) the issuance by the Company of any of its securities to an Interested Stockholder or an affiliate or associate having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the Company; (iv) the adoption of any plan to liquidate or dissolve the Company proposed by or under an agreement with the Interested Stockholder or an affiliate or associate; (v) any receipt by the Interested Stockholder or an affiliate, except proportionately as a stockholder, of any loan, advance, guarantee, pledge or other financial assistance or tax credit or other tax advantage; and (vi) any recapitalization or reclassification of securities or other transaction that would increase the proportionate shares of outstanding securities owned by the Interested Stockholder or an affiliate. Sections 78.411 - 78.444 of the NRS are not applicable to the Company because it has elected not to be governed by their provisions.

Special Meetings

     The Company's bylaws provide that special meetings of the stockholders of the Company may be called by the Chairman of the Board, the Board of Directors or upon written request of stockholders holding not less than 66-2/3% of the Common Stock.

Mergers, Consolidations and Sales of Assets

     Nevada law provides that an agreement of merger or consolidation, or the sale or other disposition of all or substantially all of a corporation's assets, must be approved by the affirmative vote of the holders of a majority of the voting power of the corporation (except that no vote of the stockholders of the surviving corporation is required to approve a merger if certain conditions are met, unless the articles of incorporation of such corporation states otherwise, and except that no vote of stockholders is required for certain mergers between a corporation and a subsidiary), but does not require the separate vote of each class of stock unless the corporation's articles of incorporation provides otherwise (except that class voting is required in a merger if shares of the class are being exchanged or if certain other rights of the class are affected). The Company's Articles do not alter the provisions of Nevada law.


Limitation on Liability of Directors

     Section 78.037 of the NRS provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except that such provision may not limit liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or payment of dividends or other distributions in violation of the NRS. The Company's Articles provide that no director shall be personally liable to the Company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) liability under the NRS, or (iv) for any transaction from which the director derived an improper personal benefit.

     In the opinion of the Securities and Exchange Commission, the indemnification and limitation of liability provisions described in "-- Indemnification of Directors and Officers", above, and "-- Limitation on Liability of Directors" would not eliminate or limit the liability of directors and officers under the federal securities laws.

Amendments to Bylaws

     The Company's bylaws may be amended by the Board of Directors or stockholders, provided, however that certain provisions can only be amended by the affirmative vote of holders of at least 66 2/3% of the Common Stock. These provisions relate to special meetings of stockholders, actions by written consent of stockholders, nomination of directors by stockholders, proceedings for the conduct of stockholder's meetings and the procedures for fixing the number of and electing directors.

Appraisal Rights

     The NRS provides dissenting or objecting security holders with the right to receive the fair value of their securities in connection with certain extraordinary corporate transactions. These appraisal rights are available with respect to certain mergers and share exchanges and in connection with the granting of full voting rights to control shares acquired by an interested stockholder. However, unless the transaction is subject to the control share provisions of the NRS, a stockholder of a Nevada corporation may not assert dissenters' rights, in most cases, if the stock is listed on a national securities exchange or held by at least 2,000 stockholders of record (unless the articles of incorporation expressly provide otherwise or the security holders are required to exchange their shares for anything other than shares of the surviving corporation or another publicly held corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders).

Distributions

     Dividends and other distributions to security holders are permitted under the NRS as authorized by a corporation's articles of incorporation and its board of directors if, after giving effect to the distribution, the corporation would be able to pay its debts as they become due in the usual course of business and the corporation's total assets would exceed the sum of its total liabilities plus (unless the articles of incorporation provide otherwise) the amount needed to satisfy the preferential rights on dissolution of holders of stock whose preferential rights are superior to those of the shares receiving the distribution.

Preemptive Rights

     Under the NRS, stockholders of Nevada corporations organized prior to October 1, 1991 have preemptive rights unless the articles of incorporation expressly deny those rights or the stock issuance is among those described in
Section 78.265 of the NRS. A stockholder who has preemptive rights is entitled, on terms and conditions prescribed by the board of directors, to acquire proportional amounts of the corporation's unissued or treasury shares in most instances in which the board has decided to issue them. The Company's Articles expressly deny availability of preemptive rights to the Company's stockholders.

Cumulative Voting

     Under the NRS, the articles of incorporation of a corporation may provide for cumulative voting, which means that the stockholders are entitled to multiply the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and then cast the product for a single candidate or distribute the product among two or more candidates. Cumulative voting is not available to stockholders of a Nevada corporation, however, unless its articles expressly provide for that voting right, and the Company's Articles do not contain a provision permitting stockholders to cumulate their votes when electing directors.

                                     PART II

Item 1. Market Price of and dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information

         The Company's Common Stock is traded in the over-the-counter market in the Pink Sheets under the Symbol "CAPP." The following table shows the price range of the Company's Common Stock for the past three years.

                                           BID                 ASK
                                      High      Low       High      Low
First Quarter  2000                   .125      .02       .17       .05
Second Quarter 2000                   .05       .02       .12       .06
Third Quarter  2000                   .025      .025      .09       .06
Fourth Quarter 2000                   .04       .02       .09       .04

First Quarter  2001                   .04       .02       .05       .04
Second Quarter 2001                   .11       .02       .18       .05
Third Quarter  2001                   .125      .07       .18       .10
Fourth Quarter 2001                   .075      .06       .11       .07

Holders

     As of November 21, 2001, there were 16 record holders of the Company's Common Stock.

Dividends

     The Company does not anticipate any stock or cash dividends in the foreseeable future.

Item 2.  Legal Proceedings

     The Company is not currently a party to, or owns property subject to, any pending or threatened legal proceedings which, in the opinion of management, are likely to have a material adverse impact on the financial condition of the Company.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     None.

Item 4.  Recent Sales of Unregistered Securities

     There have been no securities the Company sold during the past three years without registration under the Securities Act of 1933.

Item 5.  Indemnification of Directors and Officers

     Article VII, Section 710 of the Company's Bylaws provides for indemnification of officers and directors to the fullest extent permitted by the provisions of the General Corporation Law of Nevada (the "Nevada Law").

     Under Section NRS 78.7502 of the Nevada Law, a corporation may indemnify a past or present director or officer against liability incurred in a proceeding if (1) the director or officer conducted himself in good faith, (2) the director or officer reasonably believed that his conduct was in, or not opposed to, the corporation's best interest, and (3) in the case of any criminal action or proceeding, the director or officer had no reasonable cause to believe his conduct was unlawful; provided, however, that a corporation may not indemnify a director or officer (i) in connection with a proceeding by or in the right of the corporation in which the director or officer is adjudged liable to the corporation, unless, and only to the extent that, the court in which the action or suit was brought or other court of competent jurisdiction determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

     In addition, pursuant to subsection 3 of Section NRS 78.7502 of the Nevada law, a corporation shall indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he is a party because he is or was a director or officer against reasonable expenses incurred by him in connection with the proceeding.

                                    PART F/S

     The following financial statements are filed as part of this registration statement on Form 10-SB. Financial Statements as of December 31, 2000 and for the two year then ended have been audited by Hein + Associates LLP, as stated in their report. Financial Statements for the nine month periods ended September 30, 2000 and 2001 have not been audited, but are believed by management to contain all accruals and adjustments required for a fair presentation of the financial condition and results of operations of the Company in accordance with generally accepted accounting principles.

Auditor's Report

     Balance Sheets as of December 31, 2000 and September 30, 2001 (unaudited).

     Statements of Operations for the years ended December 31, 1999 and 2000, and nine months ended September 30, 2000 and 2001 (unaudited).

     Statement of Changes in Shareholders' Equity for the two years and nine months ended September 30, 2001 (unaudited).

     Statements of Cash Flows for the years ended December 31, 1999 and 2000, and the nine months ended September 30, 2000 and 2001 (unaudited).

     Notes to Financial Statements.

                                    PART III

Item 1.  Index to Exhibits

     2.1     Articles of Incorporation

     2.2     Bylaws

     6.1.1.  Stock Option Plan

     6.1.2.  Stock Option Agreement with Edward W. Blessing

     6.1.3.  Stock Option Agreement with Ronald L. Brown

     10.1    Allocation Agreement dated November 20, 2001

     10.2    Management Agreement with The Blessing Petroleum Group, LLC

     23.1    Consent of Hein + Associates LLP

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CASPIAN ENERGY INTERNATIONAL, INC.



                                         By: /s/ Edward W. Blessing
                                            ------------------------------------
                                              Edward W. Blessing, President

Date:  January 10, 2002
       ----------------

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Caspian Energy International, Inc.
Dallas, Texas

We have audited the accompanying balance sheet of Caspian Energy International, Inc. (a development stage company), as of December 31, 2000 and the related statements of operations, changes in stockholders' deficit and cash flows for the years ended December 31, 2000 and 1999 and for the period (not separately presented) from inception (September 23, 1992) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caspian Energy International, Inc. as of December 31, 2000 and the results of its operations and cash flows for the years ended December 31, 2000 and 1999, and the period (not separately presented) from inception to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company is in the development stage and has had no operations to date. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The accompanying statements do not include any adjustments that might result from the outcome of this uncertainty.


Hein + Associates LLP


Dallas, Texas
June 12, 2001

                       CASPIAN ENERGY INTERNATIONAL, INC.
                          (a development stage company)

                                 BALANCE SHEETS

                                             ASSETS
                                             ------

                                                                                   September 30, 2001  December 31, 2000
                                                                                   ------------------  -----------------
                                                                                      (Unaudited)

CURRENT ASSET - Cash                                                               $           243     $             -

OTHER ASSETS                                                                                 4,899               4,899
                                                                                   ---------------     ---------------

                  Total assets                                                     $         5,142     $         4,899
                                                                                   ===============     ===============


                                   LIABILITIES AND STOCKHOLDERS' DEFICIT
                                   -------------------------------------

CURRENT LIABILITIES -
   Accounts payable and accrued expenses                                           $       308,126     $       300,032

CONTINGENCY (Note 1)

STOCKHOLDERS' DEFICIT:
   Preferred stock, $1.00 par value, 1,000,000 shares authorized, no shares
       issued                                                                                    -                  -
   Common stock, $0.01 par value; 100,000,000 shares authorized;
       11,018,551 shares issued and outstanding                                            110,186             110,186
   Additional paid-in capital                                                            1,324,247           1,263,742
   Accumulated deficit                                                                  (1,737,417)         (1,669,061)
                                                                                   ----------------    ---------------

                  Total stockholders' deficit                                             (302,984)           (295,133)
                                                                                   ---------------     ---------------

                  Total liabilities and stockholders' deficit                      $         5,142     $         4,899
                                                                                   ===============     ===============

              See accompanying notes to these financial statements.

                       CASPIAN ENERGY INTERNATIONAL, INC.
                          (a development stage company)

                            STATEMENTS OF OPERATIONS

                                                                                                       PERIOD FROM INCEPTION
                                               NINE MONTHS ENDED                                        (SEPTEMBER 23, 1992)
                                                 SEPTEMBER 30,            YEARS ENDED DECEMBER 31,            THROUGH
                                        -----------------------------   ----------------------------
                                             2001            2000           2000            1999         SEPTEMBER 30, 2001
                                        --------------   ------------   ------------    ------------  -----------------------
                                         (Unaudited)      (Unaudited)                                       (Unaudited)
GENERAL AND ADMINISTRATIVE
  EXPENSES                              $       68,356   $     69,004   $    116,176    $    380,220       $    1,437,417

ABANDONMENT OF LICENSE
  APPLICATION                                        -              -             --         300,000              300,000
                                        --------------   ------------   ------------    ------------       --------------

NET LOSS                                $      (68,356)  $    (69,004)  $   (116,176)   $   (680,220)      $   (1,737,417)
                                        ==============   ============   ============    ============       ==============

NET LOSS PER COMMON SHARE (basic and
  diluted)                              $            *   $          *   $       (.01)   $       (.06)
                                        ==============   ============   ============    ============

WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING                               11,018,551     11,018,551     11,018,551      11,018,551
                                        ==============   ============   ============    ============

* Less than $.01 per share

              See accompanying notes to these financial statements.

                       CASPIAN ENERGY INTERNATIONAL, INC.
                         (a development stage company)



                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

  For the period from inception (September 23, 1992) through September 30, 2001

                                                                               Additional      Common          Other
                                                            Common Stock        Paid-in         Stock         Capital    Accumulated
                                                        Shares        Amount    Capital       Subscribed     Accounts      Deficit
                                                      ----------    ---------  ----------    ------------  -----------   -----------
BALANCES, SEPTEMBER 23, 1992                                  -     $      -   $      -      $      -       $      -     $       -

Issuance of common stock for 125 lode claims
 (nominal value) and expenses - December 4, 1992
 at $.01 per share                                      900,000        9,000     (8,650)            -               -            -
Net loss                                                      -                      -              -               -         (350)
                                                       --------     --------   --------      --------       ---------    ---------
BALANCES, DECEMBER 31, 1992                             900,000        9,000     (8,650)            -               -         (350)

Issuance of common stock for expenses
 - January 5, 1993 at $.10 per share                     58,606          586      5,274             -               -            -
Return of common stock for return of lode claims
 - July 10, 1993 at $.01 per share                     (300,000)      (3,000)     3,000             -               -            -
Net loss                                                      -                       -             -               -       (5,860)
                                                       --------     --------   --------      --------       ---------    ---------
BALANCES, DECEMBER 31, 1993                             658,606        6,586       (376)            -               -       (6,210)

Issuance of common stock for services
 - March 30, 1994 at $.10 per share                     200,000        2,000     18,000             -               -            -
Return of common stock for return of lode claims
 - March 30, 1994 at $.01 per share                    (300,000)      (3,000)     3,000             -               -            -
Net loss                                                      -                       -             -               -      (20,000)
                                                       --------     --------   --------      --------       ---------    ---------
BALANCES, DECEMBER 31, 1994                             558,606        5,586     20,624             -               -      (26,210)

Issuance of common stock for expenses
 - September 8, 1995 at $.70 per share                    1,945           20      1,342             -               -            -
Issuance of common stock for expenses
 - November 7, 1995 at $.10 per share                     8,000           80        720             -               -            -
Net loss                                                      -                       -             -               -       (2,162)
                                                       --------     --------   --------      --------       ---------    ---------
BALANCES, DECEMBER 31, 1995                             568,551        5,686     22,686             -               -      (28,372)
Net loss                                                      -            -          -             -               -            -
                                                       --------     --------   --------      --------       ---------    ---------


                                  - Continued -

                       CASPIAN ENERGY INTERNATIONAL, INC.
                          (a development stage company)

            STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT, continued

  For the period from inception (September 23, 1992) through September 30, 2001

                                                                             Additional   Common            Other
                                                          Common Stock        Paid-in      Stock           Capital      Accumulated
                                                     Shares        Amount     Capital    Subscribed       Accounts       Deficit
                                                   -----------  ----------- -----------  -----------    -----------    -----------
BALANCES, DECEMBER 31, 1996                            568,551        5,686      22,686            -              -        (28,372)

Contribution to capital                                      -            -       3,600            -              -              -
Subscription of shares and other capital
    contributions in December 1997                           -            -   3,895,500      104,500     (3,220,000)             -
Net loss                                                     -            -           -            -              -        (70,265)
                                                   -----------  ----------- -----------  -----------    -----------    -----------

BALANCES, DECEMBER 31, 1997                            568,551        5,686   3,921,786      104,500     (3,220,000)       (98,637)

Receipt of capital subscriptions receivable                  -            -           -            -      3,220,000              -
Issuance of common stock subscribed at $.01
    per share                                       10,450,000      104,500           -     (104,500)             -              -
Commission related to sale of equity interests               -            -    (100,000)           -              -              -
Stock contributed by major stockholders to officer           -            -     100,250            -              -              -
Contribution from stockholders                               -            -      34,088            -              -              -
Distributions to stockholders                                -            -  (3,000,000)           -              -              -
Net loss                                                     -            -           -            -              -       (774,028)
                                                   -----------  ----------- -----------  -----------    -----------    -----------

BALANCES, DECEMBER 31, 1998                         11,018,551      110,186     956,124            -              -       (872,665)

Contribution from stockholders                               -            -     262,914            -              -              -
Net loss                                                     -            -           -            -              -       (680,220)
                                                   -----------  ----------- -----------  -----------    -----------    -----------

BALANCES, DECEMBER 31, 1999                         11,018,551      110,186   1,219,038            -              -     (1,552,885)

Contribution from stockholders                               -            -      44,704            -              -              -
Net loss                                                     -            -           -            -              -       (116,176)
                                                   -----------  ----------- -----------  -----------    -----------    -----------

BALANCES, DECEMBER 31, 2000                         11,018,551      110,186   1,263,742            -              -     (1,669,061)

Contribution from stockholders (unaudited)                   -            -      40,924            -              -              -
Stock options granted (unaudited)                            -            -      19,581            -              -              -
Net loss (unaudited)                                         -            -           -            -              -        (68,356)
                                                   -----------  ----------- -----------  -----------    -----------    -----------

BALANCES, SEPTEMBER 30, 2001 (Unaudited)            11,018,551  $   110,186 $ 1,324,247            -    $         -    $(1,737,417)
                                                   ===========  =========== ===========  ===========    ===========    ===========

             See accompanying notes to these financial statements.

                       CASPIAN ENERGY INTERNATIONAL, INC.
                         (a development stage company)

                            STATEMENTS OF CASH FLOWS

                                                                                                                     Period from
                                                           Nine Months Ended                                          Inception
                                                              September 30,           Years Ended December 31,      (September 23,
                                                       --------------------------    --------------------------     1992) through
                                                          2001           2000           2000           1999       September 30, 2001
                                                       -----------    -----------    -----------    -----------   ------------------
                                                       (Unaudited)    (Unaudited)                                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                             $   (68,356)   $   (69,004)   $  (116,176)   $  (680,220)     $(1,737,417)
  Adjustments to reconcile net loss to net cash
   from operations:
     Depreciation                                                -              -          4,740          4,742           14,224
     Abandonment of license application                          -              -              -        300,000          300,000
     Common stock and options for services                  19,581              -              -              -          151,803
     Change in accounts payable and accrued expenses         8,094         46,187         68,132        112,564          308,126
     Other assets                                                          (1,400)        (1,400)             -           (4,899)
                                                       -----------    -----------    -----------    -----------      -----------
        Net cash used by operations                        (40,681)       (24,217)       (44,704)      (262,914)        (968,163)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Costs related to oil and gas development license               -              -              -              -         (300,000)
  Purchase of furniture and equipment                            -              -              -              -          (14,224)
                                                       -----------    -----------    -----------    -----------      -----------
        Net cash used in investing activities                    -              -              -              -         (314,224)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Contributions to capital                                  40,924         25,832         44,704        262,914        3,382,630
  Distributions to stockholders                                  -              -              -              -       (3,000,000)
  Sale of common stock                                           -              -              -              -        1,000,000
  Commission related to sale of common stock                     -              -              -              -         (100,000)
                                                       -----------    -----------    -----------    -----------      -----------
        Net cash provided by financing activities           40,924         25,832         44,704        262,914        1,282,630
                                                       -----------    -----------    -----------    -----------      -----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                        243          1,615              -              -              243

CASH AND CASH EQUIVALENTS, beginning of period                   -              -              -              -                -
                                                       -----------    -----------    -----------    -----------      -----------

CASH AND CASH EQUIVALENTS, end of period               $       243    $     1,615    $         -    $         -      $       243
                                                       ===========    ===========    ===========    ===========      ===========

             See accompanying notes to these financial statements.

                       CASPIAN ENERGY INTERNATIONAL, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2000 is unaudited)

1.   Summary of Significant Accounting Policies
     ------------------------------------------


     Company Operations and Basis of Presentation
     --------------------------------------------
     The Company, under the previous name Revenue Mines, Inc., had been inactive since 1993. In December 1997, the Company was reorganized under the name Caspian Energy International, Inc. (the "Company" or "CEI"). Following the reorganization, the Company was engaged primarily in negotiations to acquire a license for the development and production of an oil concession in the Republic of Kazakstan. However, the Company abandoned the application for the license in 1999.

     Income Taxes
     ------------
     The Company accounts for its income taxes on the liability method, which requires that deferred income taxes be recorded for the temporary differences between the tax and financial statement bases of assets and liabilities and adjusted when new tax rates are enacted.

     Net Loss Per Common Share
     -------------------------
     Basic earnings or loss per share (EPS) is calculated by dividing the earnings or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Securities are not considered in the calculation of diluted EPS if their effect is anti-dilutive.

     Long-Lived Assets
     -----------------
     The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Accordingly, the Company wrote off during the year ended December 31, 1999 its investment of $300,000 related to an application for an oil and gas development license in the Republic of Kazakstan.

     Comprehensive Income (Loss)
     ---------------------------
     Comprehensive income or loss is defined as all changes in stockholders' equity, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive loss was equal to its net loss for the year ended December 31, 2000 and 1999.

     Use of Estimates and Certain Significant Estimates
     --------------------------------------------------
     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

     Liquidity and Continued Operations
     ----------------------------------
     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has no current business operations and has a working capital deficit of $307,883 at September 30, 2001 and

                       CASPIAN ENERGY INTERNATIONAL, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS
            (the period subsequent to December 31, 2000 is unaudited)

     $300,032 at December 31, 2000. The Company has funded operating costs through stockholder contributions. Management's plans are to continue to rely on stockholder support and to seek outside sources of financing in connection with identified acquisition prospects.

2.   Related Party Transactions
     --------------------------

     The Company has received contributions from certain stockholders to fund operations. These contributions have been recorded as additional paid-in capital in the accompanying financial statements.

     In 1998, the Company recorded a $3,000,000 capital contribution from certain stockholders and a $3,000,000 distribution to such stockholders.

3.   Income Taxes
     ------------

     At December 31, 2000, the Company had a deferred tax asset of approximately $565,000, which is fully reserved. The deferred tax asset results from a net operating loss carryforward for federal income tax purposes of approximately $1,670,000, which will expire if unused in 2008 through 2020.

4.   Stock Options
     -------------

     In May 2001, the Company adopted a stock option plan and reserved 1,700,000 shares to be issued under the plan. Also, in May 2001, the Company issued options under the plan to officers to purchase 890,000 shares of stock under this plan and for a stockholder and attorneys to purchase 610,000 shares of stock under the plan. The terms of the options were for ten years exercisable at $.05 per share, with no vesting period. The estimated value of the options granted to other than officers of $19,581 was recorded as an expense in the nine month period ended September 30, 2001.

     All options granted during 2001 were still outstanding at September 30, 2001. There were no options exercised, forfeited or expired during the presented periods.

     Total options granted during the nine month period ended September 30, 2001 were 1,500,000, with a weighted average exercise price of $.05 per share and a weighted average fair value of $.03 per share. The value of these options was estimated using the Black Scholes option pricing model using the following parameters:

            Volatility                               100%
            Risk free interest rate                    5%
            Expected term                        3 years



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